September 19, 2011

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of September 2, 2011, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Results of Operations

Research and Development Programs, page 38

1.                                       We have reviewed the information provided in your response to prior comment one.  We acknowledge that you are unable to predict whether and, if so, when your phase III products will be approved and therefore cannot disclose the precise number of years you will have the exclusive rights to them.  However, we believe, based on the information provided in your response, that disclosure of certain of the information you provided would be meaningful.  More specifically, information that provides a floor and ceiling of exclusivity and how that floor and ceiling may be effected by future delays in the approval process, would appear to be useful.  For example, you may disclose the timing of expiration for significant patents that you believe provide exclusivity for each project in phase III, without indicating the name or other identifying information about the patent, and may provide other exclusivity periods indicating whether, under what conditions and to what extent these other exclusivity periods would be available for that prouct.  Please provide us proposed disclosure to be included in future periodic reports for each of your products in phase III.

Response:

We propose to include the following in our discussion of R&D programs.

Generally, upon approval, products in development may be entitled to exclusivity. Abbott seeks patent protection, where available, in all significant markets and/or countries for each product in development.  In the United States, the expiration date for patents filed on or after June 8, 1995 is 20 years after the filing date.  Given that patents relating to pharmaceutical products are often obtained early in the development process and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration may be significantly less than 20 years if a product in development ultimately obtains regulatory approval.  The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension commonly called a patent term restoration for patents on products (or processes for making the product) regulated by the Federal Food, Drug and Cosmetic Act.  The calculation of the patent extension is roughly based on 50% of the period of time extending from the filing of an Investigational New Drug application to the submission of the New Drug Application (NDA), plus 100% of the time period from NDA submission to regulatory approval.  The extension, however, cannot exceed 5 years and the remaining patent term after regulatory approval cannot exceed 14 years.  Only one patent related to the first commercial marketing of a newly approved pharmaceutical product is eligible for a patent term restoration.

Additionally, products may be entitled to obtain other forms of legal or regulatory exclusivity upon approval.  These forms of regulatory exclusivity have a variety of terms in the United States and are variable in other jurisdictions.  In the United States, when the FDA approves a new chemical entity that it has not previously approved alone or in combination with other chemical entities, the product is granted

5 years of regulatory exclusivity.  The FDA may grant 3 years of market exclusivity for an NDA, including supplementary applications, if the application contains reports of new clinical investigations that have not previously been relied upon by the FDA.  If the FDA grants pediatric exclusivity, the longest existing exclusivity (patent or regulatory) related to the product would be extended by 6 months.  If the FDA designates a product as an orphan drug that is either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may grant 7 years of exclusivity.

This regulatory exclusivity is granted upon the approval of each development project.  In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection.  It is not possible to estimate for each product in development the total period of exclusivity that will be obtained if regulatory approval is obtained.  However, given the length of time required to complete clinical development of a pharmaceutical product, the minimum and maximum periods of exclusivity that might be achieved in any individual case would not be expected to exceed 3 and 14 years, respectively.  These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may provide some level of additional protection against generic incursion.

Further, at the end of the description of the individual R&D projects (pages 38 — 40 of our 2010 Form 10-K), we will add the following disclosure:

No individual R&D project, if successful, is expected to have a material impact on the results of operation over the next five years.

To determine materiality, we will assess whether the revenues resulting from an individual project are expected to exceed 5% of consolidated revenues over the next five years.

While we understand how you might conclude that disclosure of the information for each individual Phase III project would be meaningful or useful, we respectfully disagree.  We complied with your previous request and provided the remaining years of the last patent that protects the product.  However, as we indicated in our response, we did not provide our analysis of the level of protection provided by the last-to-expire patent because such analysis is competitively sensitive information and/or attorney-privileged information.  Therefore, providing information on a floor and ceiling based on the last to expire patent would not provide meaningful context to investors.  For example, if the last-to-expire patent had a narrow scope and many limitations, presentation of a ceiling based on that patent could potentially lead to an incorrect valuation of the product under development and investors may draw inaccurate conclusions about the nature, scope and length of the available legal protection.

While you indicate that the timing of expiration can be provided without indicating the name or other identifying information, disclosure of a patent expiration date relating to a particular unapproved product, along with other information (e.g. targeted indication) that we may have previously disclosed about the project, may allow a competitor to narrow the field of patents that potentially cover a product under development and to better identify the likely paths to develop a competing product years before it currently can.  For example, if a disclosure indicated that the patent expired in 2018 and the project’s targeted indication was colon cancer, a competitor might be able to identify the patent depending upon how many patents the company had that related to this field that expire in 2018.

With respect to providing information that is competitively sensitive, Item 101 of Regulation S-K specifically states that its requirement to describe the status of products in development “is not intended to require disclosure of otherwise nonpublic corporate information the disclosure of which would affect adversely the registrant’s competitive position.”

Indeed, Congress has recognized the tension between the sensitivity of this information with respect to products under development and a company’s competitive position. Title I of the Hatch Waxman Act requires that patent information be filed with a New Drug Application, but the FDA does not publish the patent information until approval of the NDA.  The introduction to the proposed rules that implemented this requirement specifically stated that patent information on unapproved products would not be published.  Furthermore, Congress did not even require disclosure for all products upon approval.  For example, the scope of Title I of the Hatch Waxman Act did not include Biological License Applications (BLA).  Consequently, the FDA does not regularly publish patent information related to a BLA.  While the biosimilar provisions of the 2010 Patient Protection and Affordable Care Act establish a pathway for generic versions of biological medicines, the provisions do not charge the FDA with publishing the relevant patents for each approved biologic.  Rather, the provisions direct the relevant parties to exchange confidential information relevant to potential patent infringement directly with each other.  The regulations to implement these provisions have not yet been proposed.

Additionally, adding disclosure about individual patents related to an individual R&D project is inconsistent with the SEC’s direction that “in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations.” (SEC Release No. 33-8350).  As we discussed during our previous call, while research and development overall is critical to accomplishing the launch of new products and technologies that will allow Abbott to remain competitive, no individual R&D project, if successful, is expected to have a material impact on the results of operation over the next five years.  In addition to the disclosure proposed above that will help investors better understand the framework for exclusivity and the uncertainties associated with exclusivity periods related to products in development, we will also provide information on exclusivity periods and patent expiration for new products once the revenues become significant, which we believe is consistent with providing forward-looking information about future results of operations.

If you have questions or additional comments after you have reviewed our response above, we recommend that we set up a phone conference to discuss further.